Exhibit 77N

Actions required to be reported pursuant to Rule 2a-7

The assets of the WPG Government Money Market Fund and the WPG Tax Free Money Market Fund dropped significantly in 2004. The advisor intended to ask the Funds' Trustees to liquidate the Funds in December of 2004. In anticipation of a further decrease in assets, the Trustees approved actions to be taken to avoid a deviation of 1/2 of 1 percent in using amortized cost to value the Funds. The WPG Government Money Market had a stock split of 1 share for every 465 shares held as of October 22, 2004. The advisor contributed $33,100 to the WPG Tax Free Money Market Fund.